Exhibit 7.1

ABB Ltd

Year ended December 31 ($ in millions, except ratio)

	2014	2013	2012	2011	2010

Income from continuing operations before taxes	3,896	4,066	3,838	4,550	3,740
Fixed charges	453	500	475	376	269
Other income(1)	(14)	(13)	(1)	(4)	(3)
Income from continuing operations before taxes, as adjusted	4,335	4,553	4,312	4,922	4,006

Interest expense (incl. amortization of premiums and discounts related to indebtedness)	261	293	254	171	94
Other fixed charges(2)	192	207	221	205	175
Fixed charges	453	500	475	376	269

Ratio of Earnings to Fixed Charges	10	9	9	13	15

(1) Other income represents mainly (income) / loss from equity-accounted companies.

(2) Other fixed charges represent mainly the estimated interest component within rental expense.

For the purposes of calculating our ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, to which we add back fixed charges and exclude income or loss from equity-accounted companies. Fixed charges consist of interest expense, the amortization of premiums, discounts and capitalized expenses related to indebtedness, and the portion of rental expense deemed representative of an interest factor. Interest expense excludes tax-related interest expense.